Delaware

The First State

*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE RESTATED CERTIFICATE OF "KRISHI JANANI, PBC", FILED
IN THIS OFFICE ON THE FIRST DAY OF MAY, A.D. 2024, AT 2:31
O`CLOCK P.M.*





Jeffrey W. Bullock, Secretary of State

5952372 8100
SR# 20241785750

Authentication: 203379360
Date: 05-01-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:31 PM 05/01/2024
FILED 02:31 PM 05/01/2024
SR 20241785750 - File Number 5952372

[AMEN]DED AND RESTATED CERTIFICATE OF INCORPORATION

OF

KRISHI JANANI, PBC

a Delaware public benefit corporation

Krishi Janani, PBC, a public benefit corporation organized and existing under the laws of the State of Delaware, does hereby certify that:

A. The present name of the corporation is Krishi Janani, PBC. The corporation was originally incorporated under this name by filing a certificate of incorporation with the Secretary of State of Delaware on February 1, 2016.

B. This amended and restated certificate of incorporation was duly adopted in accordance with Sections 228, 242, and 245 of the Delaware General Corporation Law.

C. This amended and restated certificate of incorporation restates, integrates, and further amends the provisions of the corporation's certificate of incorporation.

D. The text of the certificate of incorporation of this corporation is hereby amended and restated in its entirety to read as follows:

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

KRISHI JANANI, PBC

a Delaware public benefit corporation

ARTICLE I

The name of the corporation is Krishi Janani, PBC (the "**Corporation**").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, City of Lewes, County of Sussex, 19958 and the name of the registered agent of the Corporation in the State of Delaware at such address is Harvard Business Services, Inc.

ARTICLE III

The Corporation is a public benefit corporation as contemplated by subchapter XV of the Delaware General Corporation Law. The Corporation is intended to produce a public benefit or

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public benefits and to operate in a responsible and sustainable manner. The Corporation shall be managed in a manner that balances its stockholders' pecuniary interests, the best interests of those materially affected by the Corporation's conduct, and the public benefit or public benefits identified herein.

ARTICLE IV

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

The specific public benefits of the Corporation are (i) to harness the power of technology to advance social justice and equitable access for agricultural and rural communities and (ii) to create a material positive impact on society and the environment, taken as a whole, as assessed against a third party standard. The specific public benefits of the Corporation may be further specified from time to time in the bylaws of the Corporation or by resolution of the Board of Directors of the Corporation.

ARTICLE V

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 2,000,000 shares of Common Stock, par value $0.00001 per share, ("**Common Stock**"), and (ii) 1,000,000 shares of Preferred Stock, par value $0.00001 per share, ("**Preferred Stock**").

Immediately upon the filing of this Certificate of Incorporation (the "**Effective Time**"), each one (1) share of Common Stock issued and outstanding at the Effective Time shall automatically be reclassified as and subdivided into 666.67 validly issued, fully paid, and non-assessable shares of Common Stock, without any action by the holder thereof or by the Corporation (the "**Common Stock Split**"). No fractional shares shall be issued in connection with the Common Stock Split and, in lieu thereof, any holder who would hold a fractional share of Common Stock shall be entitled to receive cash for such holder's fractional share based upon the per share price of $10.00.

The rights, preferences, privileges, and restrictions granted to or imposed on the Common Stock and the Preferred Stock are as follows. Unless otherwise indicated, references to "Sections" in this Article V refer to Sections of this Article V.

1. **Definitions**.

    1.1.   "**Deemed Liquidation Event**" means (a) a merger or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation or if the surviving or resulting corporation is a wholly owned subsidiary of another corporation

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immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (b) the sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license, or other disposition is to a wholly owned subsidiary of the Corporation.

1.2. **"Original Issue Price"** of a given share of stock of the Corporation means the purchase price for which such share of stock was issued, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to such share. In the case of a share issued pursuant to the conversion of a convertible promissory note, the Original Issue Price shall not reflect any discount given pursuant to the terms of such convertible note.

1.3. **"Permitted Repurchase"** shall mean the repurchase by the Corporation of shares of Common Stock held by employees, officers, directors, consultants, independent contractors, advisors, or other persons performing services for the Corporation or a subsidiary that are subject to restricted stock purchase agreements or stock option exercise agreements under which the Corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment or services; or pursuant to the Corporation's exercise of a right of first refusal to repurchase such shares.

1.4. **"Target Preferred Dividend"** shall mean, for any fiscal year, a dividend per share of Preferred Stock equal to or greater than eight percent (8%) of the Original Issue Price for each share (prorated as provided in **Section 2.1**).

2. **Dividends.**

2.1. For any fiscal year of the Corporation, holders of Preferred Stock shall be entitled to receive, solely when, as, and if declared by the Board of Directors, but in preference to any dividend or distribution on shares of Common Stock as provided in **Section 2.2** below, out of assets that are legally available therefor, a cash dividend on each outstanding share of Preferred Stock.

No dividend declared on any share of Preferred Stock shall be cumulative, and for clarity, holders of Preferred Stock shall have no right to receive dividends for any fiscal year except to the extent that a dividend is declared for such fiscal year by the Board of Directors in its sole discretion.

The amount of the dividend on any share of Preferred Stock with respect to a fiscal year shall be prorated for the number of days within such fiscal year such share is held.

2.2. So long as any shares of Preferred Stock are outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on the Common Stock for any fiscal year unless each holder of Preferred Stock has received the Target Preferred Dividend for such fiscal year; provided, however, that neither of the following shall be considered a dividend or distribution for purposes of this **Section 2.2**: (i) any dividend on shares of Common Stock payable in the form of additional shares of Common Stock and (ii) any Permitted Repurchase.

2.3.   For any fiscal year in which each holder of Preferred Stock receives the Target Preferred Dividend and each holder of Common Stock receives a per share dividend equal to the highest per share dividend received by the holders of Preferred Stock, the holders of Preferred Stock shall be entitled to fully participate, on a per share basis, in any additional dividends paid to the holders of Common Stock with respect to such fiscal year.

3. **Liquidation, Dissolution or Winding Up; Deemed Liquidation Events**.

3.1.   In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of Preferred Stock equal to the Original Issue Price for such share, plus the amount of any dividends declared but unpaid thereon. If upon any such liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this **Section 3.1**, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

3.2.   In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock pursuant to **Section 3.1** above, the remaining assets of the Corporation available for distribution to its shareholders shall be distributed among the holders of shares of Preferred Stock and Common Stock, pro rata on an as-converted to Common Stock basis.

4. **Conversion**.

4.1.   **In General**. At any time if (a) requested by any holder of Preferred Stock and (b) approved in writing by the Board of Directors (which approval may be granted or withheld in its sole discretion), any share of Preferred Stock held by such holder may be converted, without the payment of additional consideration, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price for such share by the Conversion Price (as defined below) for such share in effect at the time of conversion. The "**Conversion Price**" for any share of Preferred Stock shall initially be equal to the purchase price for which such share was issued. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in **Section 4.4** below.

4.2. **Fractional Shares**. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3. **Mechanics of Conversion**.

(a) *Notice of Conversion*. In order for a holder of Preferred Stock to convert shares of Preferred Stock into shares of Common Stock pursuant to **Section 4.1** above such holder shall, if such holder's shares are certificated, surrender the certificate(s) for the applicable shares (or, if such holder alleges that such certificate(s) have been lost, stolen or destroyed, deliver a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft, or destruction of such certificate) to the Corporation. The close of business on the date of receipt by the Corporation of such certificate(s) (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the applicable shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to the applicable holder, or to such holder's nominee(s), certificate(s) representing (or, if shares of Common Stock are uncertificated, a notice of issuance for) the number of whole shares of Common Stock issuable upon such conversion (and, if shares of Preferred Stock are certificated, a certificate for the number of shares of Preferred Stock represented by the surrendered certificate(s), if any, that were not converted into Common Stock), (ii) pay cash to the applicable holder in accordance with **Section 4.2** above in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion, and (iii) pay to the applicable holder any declared but unpaid dividends on the shares of Preferred Stock converted.

(b) *Reservation of Shares*. The Corporation shall ensure that it has in its reserve of authorized but unissued capital stock, for the purpose of effecting such conversion, a sufficient number of duly authorized shares of Common Stock to accommodate the conversion of all issued and outstanding Preferred Stock and, if for any reason it does not have such shares in such reserve, it shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as would be sufficient for such purposes, including engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to this Certificate of Incorporation.

(c) *Effect of Conversion*. All shares of Preferred Stock surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate as of the Conversion Time, except for the right of the holders thereof to receive shares of Common Stock in exchange therefor and the other items described in clauses (i), (ii) and (iii) of **Section 4.3(a)** above. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued, and the

Corporation may thereafter take such appropriate action (without the need for shareholder action, to the extent permitted by applicable law) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

(d)   *No Further Adjustment.* Upon any conversion pursuant hereto, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

(e)   *Taxes.* The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant hereto; provided, however, that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4.   Adjustments to Conversion Price for Diluting Issues.

(a)   *Special Definitions.* The following definitions shall apply:

(i)   "**Option**" shall mean rights, options, or warrants to subscribe for, purchase, or otherwise acquire shares of Common Stock or Convertible Securities.

(ii)   "**Filing Date**" shall mean the date on which this Certificate of Incorporation was filed with the Delaware secretary of state.

(iii)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares, or other securities directly or indirectly convertible into or exchangeable for shares of Common Stock, but excluding Options.

(iv)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to **Section 4.4(c)** below, deemed to be issued) by the Corporation after the Filing Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(A)   shares of Common Stock, Options, or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(B)   shares of Common Stock, Options, or Convertible Securities issued by reason of a dividend, stock split, split-up, or other distribution on shares of Common Stock that is covered by **Section 4.5, 4.6, 4.7, or 4.8** below;

(C)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or

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any of its subsidiaries pursuant to an equity incentive plan approved by the Board of Directors;

      (D) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

      (E) shares of Common Stock, Options, or Convertible Securities issued to banks, equipment lessors, or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing, or real property leasing transaction approved by the Board of Directors;

      (F) shares of Common Stock, Options, or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors; or

      (G) shares of Common Stock, Options, or Convertible Securities issued in connection with research, collaboration, technology license, development, marketing, or other similar agreements or strategic partnerships approved by the Board of Directors.

    (b) *No Adjustment of Conversion Price.* No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a two-thirds of the then outstanding shares of Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

    (c) *Deemed Issue of Additional Shares of Common Stock.*

      (i) If the Corporation at any time or from time to time after the Filing Date issues any Options or Convertible Securities (other than Exempted Securities) or fixes a record date for the determination of holders of any class of securities entitled to receive any Options or Convertible Securities (other than Exempted Securities), then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility, or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date has been fixed, as of the close of business on such record date.

      (ii) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of

Section 4.4(d) below, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (i) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion, or exchange of any such Option or Convertible Security or (ii) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion, or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issuance of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this **Section 4.4.(c)(ii)** shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (x) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (y) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(iii)   If the terms of any Option or Convertible Security (other than Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of **Section 4.4(d)** below (because the consideration per share (determined pursuant to **Section 4.4(e)** below) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect), are revised after the Filing Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (i) any increase in the number of shares of Common Stock issuable upon the exercise, conversion, or exchange of any such Option or Convertible Security or (ii) any decrease in the consideration payable to the Corporation upon such exercise, conversion, or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in **Section 4.4(c)(i)** above) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(iv)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that (upon either its original issuance or a revision of its terms) triggered an adjustment to the Conversion Price pursuant to the terms of **Section 4.4(d)** below, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(v)   If the number of shares of Common Stock issuable upon the exercise, conversion, or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion, or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this **Section 4.4(c)** shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in **Section 4.4(c)(ii)** or **Section 4.4 (c)(iii)**, as applicable). If the number of shares of Common Stock issuable upon the exercise, conversion, or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion, or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this **Section 4.4(c)** at the time of such issuance or amendment shall instead be effected at the time such number of shares or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

(d)   *Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock.* If the Corporation at any time after the Filing Date issues any Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to **Section 4.4(c)** above), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance, then the Conversion Price shall be reduced, concurrently with such issuance, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of this formula:

(i)   "**CP2**" means the Conversion Price in effect immediately after such issuance of Additional Shares of Common Stock;

(ii)   "**CP1**" means the Conversion Price in effect immediately prior to such issuance of Additional Shares of Common Stock;

(iii)   "**A**" means the number of shares of Common Stock outstanding immediately prior to such issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or upon conversion or exchange of Convertible Securities outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issuance);

(iv)   "**B**" means the number of shares of Common Stock that would have been issued pursuant to such issuance of Additional Shares of Common Stock, if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issuance of Additional Shares of Common Stock by CP1); and

(v)   "**C**" shall mean the number of such Additional Shares of Common Stock actually issued pursuant to such issuance of Additional Shares of Common Stock.

(e)   *Determination of Consideration.* For purposes of this **Section 4.4(e)**, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(i)   Cash and Property: Such consideration shall:

(A)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(B)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issuance, as determined in good faith by the Board of Directors; and

(C)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (A) and (B) above, as determined in good faith by the Board of Directors.

(ii)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to **Section 4.4(c)** above, relating to Options and Convertible Securities, shall be determined by dividing:

(A)   the total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(B)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(f)   *Multiple Closing Dates.* In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions (as determined in good faith by the Board of Directors) and that would result in an adjustment to the Conversion Price pursuant to the terms of **Section 4.4(d)** above, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5. **Adjustment for Stock Splits and Combinations**. If the Corporation at any time or from time to time effects a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before such subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time combines the outstanding shares of Common Stock, the Conversion Price in effect immediately before such combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6. **Adjustment for Certain Dividends and Distributions**. In the event the Corporation at any time or from time to time issues a dividend or other distribution on the Common Stock in the form of additional shares of Common Stock, then and in each such event, the Conversion Price in effect immediately before such issuance shall be decreased as of the time of such issuance by multiplying the Conversion Price then in effect by a fraction (a) the numerator of which is the total number of shares of Common Stock outstanding immediately prior to such issuance and (b) the denominator of which is the total number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of Common Stock issued pursuant to such issuance. Notwithstanding the foregoing, no adjustment shall be made pursuant to this **Section 4.6** if the holders of shares of Preferred Stock receive, simultaneously with the issuance of such dividend or other distribution on the Common Stock, a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received pursuant to such dividend or other distribution on the Common Stock if all outstanding shares of Preferred Stock had been converted into shares of Common Stock immediately prior to the record date for determination of holders entitled to receive such dividend or other distribution on the Common Stock.

4.7. **Adjustments for Other Dividends and Distributions**. In the event the Corporation at any time or from time to time issues a dividend or other distribution on the Common Stock in the form of securities of the Corporation (other than in the form of additional shares of Common Stock), then and in each such event, the holders of Preferred Stock shall receive, simultaneously with the issuance of such dividend or other distribution on the Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property that they would have received pursuant to such dividend or other distribution on the Common Stock if all outstanding shares of Preferred Stock had been converted into shares of Common Stock immediately prior to the record date for determination of holders entitled to receive such dividend or other distribution on the Common Stock.

4.8. **Adjustment for Merger or Reorganization, etc**. Subject to the provisions of Section 3 above, if there is a reorganization, recapitalization, reclassification, consolidation, merger, or share exchange involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by **Sections 4.4, 4.6, or 4.7** above), then, following any such transaction, each share of Preferred Stock shall be convertible into (in lieu of the Common Stock into which it was convertible prior to such event) the kind and amount of securities, cash, or other property that a holder of the number of shares of Common Stock issuable upon conversion of one share of Preferred Stock immediately prior to such transaction would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall thereafter be made in the application of the provisions hereof with respect to the rights and interests of the holders of the Preferred Stock, so that the provisions hereof (including provisions with respect to adjustments of the Conversion Price) shall apply, as nearly as reasonably possible, to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9. **Certificate as to Adjustments**. Upon the occurrence of any adjustment or readjustment of the Conversion Price pursuant hereto, the Corporation shall, as promptly as reasonably practicable but in any event not later than thirty (30) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash, or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than thirty (30) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of Preferred Stock.

5. **Redemption**.

5.1. The Corporation shall have the right to redeem all, or any portion of, the outstanding shares of Preferred Stock at any time. (For clarity, the Corporation may, in its sole discretion, exercise such right to redeem shares of some holders of Preferred Stock without redeeming shares of other holders of Preferred Stock.) The per share redemption price shall be the same as the most recent price paid in a bona fide sale of Preferred Stock by the Corporation or, if there has been no such sale within the previous 365 days, calculated based on a third party independent valuation. Notwithstanding the foregoing, if there is a sale of the Corporation, the Corporation shall not exercise its redemption right later than 90 days before such sale.

5.2. The Corporation shall effect any redemption under **Section 5.1** by written notice to the holder of the applicable share(s), which notice shall state (i) the number of shares of such holder to be redeemed, (ii) the date of such redemption, (iii) the aggregate redemption price, and (iv) if the shares to be redeemed are represented by one or more certificates, that the holder of such shares is to surrender such certificate(s) (or, if such holder alleges that such certificate(s) has been lost, stolen, or destroyed, deliver a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft, or destruction of such certificate) to the Corporation in the manner and at the place designated in such notice. On the redemption date, the Corporation shall pay the aggregate redemption price to such holder; provided, however, that if the shares to be redeemed are represented by one or more certificate(s) and the holder of such shares has not surrendered such certificate(s) (or, if applicable, delivered a lost certificate affidavit and agreement) as contemplated by such notice, then (x) the Corporation shall not be required to pay the redemption price to the holder of such shares until such holder surrenders such certificate(s) (or, if applicable, delivers a lost certificate affidavit and agreement) to the Corporation as contemplated by such notice, and (y) if, notwithstanding clause (x) above, the Corporation pays the aggregate redemption price to such holder, then, even if such holder has not surrendered such certificate(s) (or, if applicable, delivered a lost certificate affidavit and agreement) to the Corporation as contemplated by such notice, dividends with respect to such shares shall cease to be payable after the date of such payment and all rights with respect to such shares shall terminate as of the date of such payment.

5.3.   In connection with a redemption, if the Corporation redeems less than all of the shares of Preferred Stock represented by a certificate surrendered to the Corporation as contemplated herein, the Corporation shall promptly issue to the applicable holder a new certificate representing the unredeemed shares.

6. **Voting**. Except as expressly provided herein or otherwise required by applicable law, (a) the holders of Preferred Stock shall have no voting rights with respect to the affairs of the Corporation by reason of their ownership of such shares and (b) all voting rights with respect to the affairs of the Corporation shall belong to the holders of Common Stock, in proportion to the number of shares of Common Stock held by them.

ARTICLE VI

No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless otherwise required by applicable law at the time of such election. Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Corporation.

In furtherance and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend, or repeal bylaws of the Corporation.

Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the bylaws of the Corporation.

ARTICLE VII

To the fullest extent permitted by applicable law, the personal liability of the directors of the Corporation for monetary damages for breach of fiduciary duty as a director of the Corporation shall be eliminated. If applicable law is hereafter amended to permit a Corporation to eliminate such personal liability to a greater extent than is permitted as of the date of filing hereof, then such personal liability shall be eliminated to such greater extent.

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person is or was a director, officer, employee, or agent of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation.

The Corporation's directors shall not, by virtue of the public benefit provisions or Section 362(a) of the Delaware General Corporation Law, have any duty to any person on account of any interest of such person in the public benefit or public benefits identified in this Certificate of Incorporation or on account of any interest materially affected by the Corporation's conduct and, with respect to a decision implicating the balance requirements in Section 365(a) of the DGCL, will be deemed to satisfy such director's fiduciary duties to stockholders and the Corporation if such director's decision is both informed and disinterested and not such that no person of ordinary, sound judgment would approve.

Any disinterested failure to satisfy Section 365 of the Delaware General Corporation Law shall not, for the purposes of Section 102(b)(7) or Section 145 of the Delaware General Corporation Law, constitute an act or omission not in good faith or a breach of the duty of loyalty.

Any repeal or modification of this **Article VII** shall be prospective only and shall not affect any rights or protections or increase the liability of any officer or director under this **Article VII** in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

ARTICLE VIII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (c) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws, or (d) any action or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine.

ARTICLE IX

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by law, and all the provisions of this Certificate of Incorporation and all rights conferred upon stockholders, directors, and officers in this Certificate of Incorporation are granted subject to this reserved power.

IN WITNESS WHEREOF, said Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer on this ___1st___ day of May, 2024.



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Usha Devi Venkatachalam, Chief Executive Officer